FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
Registration Number 1968/004880/06)
("Gold Fields " or "the Company")

JSE, NYSE, NASDAQ Dubai Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

CHANGE TO THE BOARD OF DIRECTORS

New Appointment

In terms of Section 3.59 (a) of the Listings Requirements of JSE Limited ("JSE"), the Board of Gold Fields is pleased to announce the appointment of Mr Paul Schmidt CA(SA) as Finance Director of the Company, with effect from Friday, 6 November 2009.

Mr Schmidt is a charted accountant with eighteen years of industry experience. He spent six years with Deloitte auditing mainly clients in the gold mining industry. He joined Gengold, part of the Gencor Group, in 1996 as an assistant financial manager at the St Helena Gold Mine where he worked for three years, gaining valuable operational experience. He was promoted to the Gold Fields corporate office as financial manager in 1999, and to the position of group financial controller in April 2003.

Mr Schmidt was promoted to Chief Financial Officer of the Group effective 1 January 2009.

The Board welcomes Paul and looks forward to his contribution as a director of the Company.

6 November 2009
Sponsor
J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 06 November 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs